                      ELECTRONIC DATA SYSTEMS CORPORATION

                         EDS PUERTO RICO SAVINGS PLAN


                                   FORM 11-K

                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 2000


                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004



                                   FORM 11-K

        X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       ---   EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000
                                            -----------------

                                      OR

             TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
       ---   EXCHANGE ACT OF 1934

              For the transition period from ________ to ________

                        Commission file number 1-11779
                                               -------

                         EDS PUERTO RICO SAVINGS PLAN
                         ----------------------------
                           (Full title of the plan)

                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                           Plano, Texas  75024-3105
                           ------------------------
              (Name of issuer of the securities held pursuant to
         the plan and the address of its principal executive offices)

      Registrant's telephone number, including area code: (972) 604-6000

  Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                            Michael Milton, Controller
                                            Electronic Data Systems Corporation
                                            5400 Legacy Drive
                                            Plano, Texas  75024-3105

                         EDS PUERTO RICO SAVINGS PLAN

                       FINANCIAL STATEMENTS AND EXHIBIT


                                       Table of Contents

                                                                                           Page

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

     Independent Auditors' Report.........................................................   4

     Basic Financial Statements:

          Statements of Net Assets Available for Benefits - December 31, 2000 and 1999....   5

          Statements of Changes in Net Assets Available for Benefits - years ended
            December 31, 2000 and 1999....................................................   6

          Notes to Financial Statements...................................................   7

     Supplemental schedules:

          Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
            December 31, 2000.............................................................  13

          Line 4j- Schedule of Reportable Transactions - For the year ended
            December 31, 2000.............................................................  14

     Other Schedules:

          All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
          Act of 1974 are omitted, as they are inapplicable or not required.


(b)  EXHIBIT
     -------

     Exhibit 23  -  Consent of Independent Auditors.......................................  15

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              EDS PUERTO RICO SAVINGS PLAN
                              ----------------------------
                                     (Name of plan)

                              Electronic Data Systems Corporation
                              Plan Administrator


Date: June 29, 2001           By:    /S/ MICHAEL MILTON
                                  ----------------------------------
                                  Michael Milton, Controller

                         Independent Auditors' Report


The Trustee
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas
June 8, 2001

                         EDS PUERTO RICO SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999


                       Assets                            2000           1999
                                                      ----------     ----------

Investments (note 4):
   Income Fund, at contract value                     $    8,246     $   13,352
   Investments in stocks and mutual funds, at
      quoted market prices                             1,034,235        908,595
   Loan Fund, at unpaid principal balance which
      approximates fair value                              6,329          5,641
                                                      ----------     ----------

            Total investments                          1,048,810        927,588

Refunds payable (note 2)                                 (33,972)        (8,632)
                                                      ----------     ----------

            Net assets available for benefits         $1,014,838     $  918,956
                                                      ----------     ----------




The accompanying notes are an integral part of the financial statements.

                         EDS PUERTO RICO SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2000 and 1999

                                                         2000           1999
                                                      ----------     ----------

Additions to net assets attributed to:
   Investment income (loss):
      Net appreciation (depreciation) in fair
         value of investments                         $ (115,354)    $   67,895
      Interest                                            23,331         16,434
      Dividends                                           55,874         26,191
                                                      ----------     ----------
            Total investment income (loss)               (36,149)       110,520

   Employee contributions                                153,863        131,395
   Employer contributions                                 28,800         26,312
                                                      ----------     ----------
            Total additions                              146,514        268,227

Deductions from net assets attributed to benefits
   paid and withdrawals                                  (50,632)       (40,093)
                                                      ----------     ----------
            Net increase                                  95,882        228,134

Net assets available for benefits at:
   Beginning of year                                     918,956        690,822
                                                      ----------     ----------
   End of year                                        $1,014,838     $  918,956
                                                      ----------     ----------

The accompanying notes are an integral part of the financial statements.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



(1)  Description of Plan

     The EDS Puerto Rico Savings Plan (the "Plan") became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms (the "Company"), and ("Employer") refer to EDS International Corporation, a wholly-owned subsidiary of Electronic Data Systems Corporation (EDS). The following description of the Plan reflects all Plan amendments as of December 31, 2000 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

     (a)  General

          The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994, as amended (PR Code), and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is made subject to Section 404(c) of ERISA covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

          The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Vanguard Group of Investment Companies manages 11 of the 13 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and the EDS Stock Fund and for selecting the investment funds for employee-directed investments.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has 13 investment funds as of December 31, 2000:

               Income Fund, which is a fixed income fund;
               EDS Stock Fund, which consists of EDS common stock;
               Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money
                    Market Reserves), a short-term investment fixed income fund;
               Vanguard Wellington Fund, a stock and bond mutual fund;
               Vanguard Growth and Income Portfolio (Vanguard Growth and
                    Income), a growth and income stock mutual fund;
               Vanguard U.S. Growth Portfolio, a growth stock mutual fund;
               Vanguard International Growth Portfolio (Vanguard International
                    Growth), a growth stock mutual fund investing in foreign companies;
               Vanguard Explorer Fund, an aggressive growth stock fund;
               Vanguard Bond Index Fund, an intermediate-term bond fund; Vanguard 500 Index Fund, an index fund based on the Standard &
                    Poor's 500 Composite Stock Price Index;

                                                                     (continued)

               Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;
               Vanguard LifeStrategy Moderate Growth Fund, a moderate mix of stocks, bonds and cash reserves; and
               Vanguard LifeStrategy Growth Fund, a more aggressive mix of stocks, bonds and cash reserves.

          All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     (b)  Contributions

          Contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation, and (2) PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non highly compensated employees.

          The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years from the trade date of the matching contribution.

     (c)  Withdrawals

          Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

     (d)  Participant's Individual Account

          The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

          The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

     (e)  Vesting

          Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service, and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2000 and 1999, total forfeitures used to offset Company contributions were $1,356 and $178, respectively.

                                                                     (continued)

     (f)  Payment of Benefits

          On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of a joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent, a participant may elect a lump-sum distribution or periodic payments in monthly, quarterly, or semiannual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

     (g)  Loans

          Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. At December 31, 2000 and 1999, the interest rate on new loans was 8.75% and 8.25%, respectively.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

          The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value. Investments in the Income Fund are valued at contract value, which approximates fair value, and represent contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

     (c)  Benefits

          Benefits are recorded when paid.

     (d)  Contribution Refunds

          Refunds of excess participant deferrals to be made subsequent to the Plan's year end under PR Code Section 1165(e) are recorded on an accrual basis

     (e)  Use of Estimates

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

                                                                     (continued)
          contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     (f)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.

(3)  Plan Termination

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

(4)  Investments

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     The Income Fund includes investments in structured investment contracts. Under these arrangements, the Plan enters into a benefit responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and accrued interest.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets at December 31, 2000 are separately identified.


                                                             2000                                1999
                                                -------------------------------    --------------------------------
                                                   Number         Fair value/         Number          Fair value/
                                                  of shares        contract          of shares         contract
                                                  or units          value            or units           value
                                                -------------    -------------     -------------     -------------
Income Fund, at contract value                       8,246       $       8,246        13,352         $      13,352
EDS Stock Fund*                                      6,396             157,018         1,983               132,766
Vanguard Wellington Fund                             3,301              93,108         4,391               122,781
Vanguard U.S. Growth Portfolio                       6,021             166,492         3,456               150,451
Vanguard International Growth                        1,266              23,889           933                20,980
Vanguard Growth and Income*                          4,646             148,950         3,567               132,267
Vanguard Money Market Reserves, at cost
 which approximates fair value*                    418,853             418,853       327,050               327,050
Vanguard Bond Index Fund                               639               6,364           646                 6,174
Vanguard Explorer Fund                                  59               3,558            37                 2,540
Vanguard 500 Index Fund                                 96              11,681            81                11,002
Vanguard LifeStrategy Conservative                      44                 652            --                    --

                                                                     (continued)

 Growth Fund
Vanguard LifeStrategy Growth Fund                       69               1,359            24                   507
Vanguard LifeStrategy Moderate Growth
 Fund                                                  134               2,311           114                 2,077
Loan Fund (1)                                                            6,329            --                 5,641
                                                                 -------------                       -------------
                                                                 $   1,048,810                       $     927,588
                                                                 =============                       =============


     * Represents 5% or more of Plan assets as of December 31, 2000.

(1) two and three loans in 2000 and 1999, respectively, loans outstanding from $307 to $4,500 and $966 to $2,680 in 2000 and 1999, respectively, with interest rates from 8.50% to 8.75% and 7.75% to 8.50% in 2000 and 1999, respectively.


     During 2000 and 1999, the Plan's investments had net realized and unrealized gains as follows:

                                                     2000            1999
                                                  ----------      ----------

          Common stock                            $  (14,699)         30,085
          Mutual funds                              (100,655)         37,810
                                                  ----------      ----------


                Net (depreciation) appreciation
                  in fair value of Investments    $ (115,354)         67,895
                                                  ==========      ==========

(5)  Related Party Transactions

     As stated in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)  Income Tax Status

     The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, the Plan continues to qualify and the related trust continues to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

(7)  Nonparticipant-directed Investments

     EDS stock contributions made in-kind as an employer match are subject to certain restrictions. At such time that the EDS stock contributions are no longer subject to any restrictions, the participants then direct the investment of such investments. Information about the net assets and the significant components of the changes in net assets relating to the portion of the EDS stock Fund which is not participant directed is set forth below.

                                                                     (continued)

                                                 Year ended December 31,
                                                --------------------------

                                                   2000            1999
                                                ----------      ----------

          Net assets - beginning of year:       $   48,033          12,668
          Changes in net assets:
            Contributions                           28,400          26,490
            Dividends                                  576             315
            Net appreciation                        (8,781)         10,029
            Withdrawals                              2,066          (1,469)
                                                ----------      ----------
          Net assets - end of year              $   70,294          48,033
                                                ==========      ==========

                                                                      Schedule 1

                         EDS PUERTO RICO SAVINGS PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                                               Number
                                                                          Rates of            of shares           Current
                 Identity of party                                        interest            or units             value
-----------------------------------------------------                   ------------        -------------        ----------
Income Fund                                                                     --                8,246        $      8,246
EDS Stock Fund* (1)                                                             --                6,396             157,018
Vanguard Wellington Fund*                                                       --                3,301              93,108
Vanguard U.S. Growth Portfolio*                                                 --                6,021             166,492
Vanguard International Growth*                                                  --                1,266              23,889
Vanguard Growth and Income*                                                     --                4,646             148,950
Vanguard Money Market Reserves*                                                 --              418,853             418,853
Vanguard Bond Index Fund*                                                       --                  639               6,364
Vanguard Explorer Fund*                                                         --                   59               3,558
Vanguard 500 Index Fund*                                                        --                   96              11,681
Vanguard LifeStrategy Conservative Growth Fund                                  --                   44                 652
Vanguard LifeStrategy Growth Fund*                                              --                   69               1,359
Vanguard LifeStrategy Moderate Growth Fund*                                     --                  134               2,311
Loan Fund*                                                             8.5% - 8.75%                                   6,329
                                                                                                                -----------
           Total assets held for
             investment purposes                                                                                $ 1,048,810
                                                                                                                ===========


(1) The cost basis of nonparticipant-directed investments is $62,355.

*Parties in interest



See accompanying independent auditors' report

                                                                      Schedule 2

                         EDS PUERTO RICO SAVINGS PLAN

                 Line 4j- Schedule of Reportable Transactions

                     For the year ended December 31, 2000


                                                                                               Current
                                                                                              value of
                                                                                              asset on
                          Description      Number of       Purchase    Selling    Cost of    transaction    Net
Identity of party          of asset       transactions      price       price      asset        date        gain
-------------------     ---------------   ------------     --------    -------    -------    -----------    ----
EDS                     EDS Stock Fund              45    $  58,264          -          -         58,264       -

EDS                     EDS Stock Fund              12            -     19,313     18,415         19,313     898



See accompanying independent auditors' report.